FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

September 3, 2025 and September 8, 2025

Item 3: News Release

News releases were disseminated on September 3, 2025 and September 8, 2025 through Accesswire, and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

On September 3, 2025, the Company, via a local agent, acquired rights to explore and options to purchase a 2,407-acre midwestern U.S.-based property package it considers highly prospective for rare earth elements (REE) and critical mineral mineralization based on a historic exploration data set available to the Company.

On September 8, 2025, the Company granted (the "Grant") an aggregate 1,760,000 incentive stock options (each, an "Option") and an aggregate 1,660,000 restricted share units (each, a "RSU") to certain directors, officers and consultants under its Equity Incentive Plan.

Item 5: Full Description of Material Change

On September 3, 2025, the Company provided an update on a corporate initiative to expand its holdings within the U.S.A. as part of a broader positioning within the North American critical minerals sector. The Company announced that, via a local agent, it has acquired rights to explore and options to purchase a 2,407-acre midwestern U.S.-based property package it considers highly prospective for rare earth elements (REE) and critical mineral mineralization based on a historic exploration data set available to the Company. The project covers a large portion of a rare metal complex which has been known for more than 50 years but remains largely underexplored. Dahrouge Geological Consulting Ltd. ("Dahrouge") has been retained to review the historical exploration data and provide recommendations going forward.

The property package to-date totals 2,407 acres, and the Company acquired the rights to explore, as well as an option to purchase the mineral interest in respect of the properties, or an aggregate purchase price of CAD $567,472.84. The Company shall have the option to purchase the mineral interest in respect of the properties by paying the sum of US$10,000 per acre. If the option is exercised by the Company, an aggregate 2.5% net smelter return ("NSR") royalty is payable, with Apex retaining the right to repurchase 0.25% of the NSR for US$500,000.

On September 8, 2025, Apex announced the Grant of an aggregate of 1,760,000 Options to purchase up to 1,760,000 common shares of the Company (each, a "Share") to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on September 8, 2030, at a price of $1.97 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Additionally, the Company announced that is has granted an aggregate of 1,660,000 RSUs which will vest on the date that is four (4) months from the date of grant, provided that the holder may, upon written notice to the Company on or before the vesting date, elect to defer vesting of certain of the RSUs such that the RSUs shall vest as to one quarter (1/4) every four (4) months with the initial vesting date being the date that is four (4) months from the date of grant. Each RSU represents the right to receive, once vested, one common share in the capital of the Company.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

September 10, 2025